Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2014

Results of operations – Management’s Discussion & Analysis

Three months ended March 31, 2014 versus three months ended March 31, 2013

(Percentage changes are based on the actual amounts shown in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues earned in the first quarter of 2014 and 2013 per charter category were as follows:

	Three months ended March 31,
	2014		2013
	$ million	% of total	$ million	% of total
Time charter-bare-boat	0.0	0%	2.3	2%
Time charter-fixed rate	40.2	31%	29.8	31%
Time charter-variable rate (profit share)	14.0	11%	19.0	19%
Pool arrangement	2.1	1%	2.4	3%
Voyage charter-spot market	74.0	57%	44.2	45%

Total voyage revenue	130.3	100%	97.7	100%

Voyage revenues from vessels were $130.3 million during the quarter ended March 31, 2014, compared to $97.7 million during the quarter ended March 31, 2013, an increase of $32.6 million, or 33.4%. During the first quarter of 2014, the freight market saw a significant improvement, especially for the crude carriers. The increase in revenue was mainly attributable to the higher freight rates achieved by the suezmax and aframax crude carriers and the addition of the two DP2 shuttle tankers, Rio 2016 and Brasil 2014, in the first and second quarter of 2013, respectively. The DP2 shuttle tankers started their long- term employment at profitable rates in the second and third quarter of 2013, contributing in total $8.5 million of revenue in the first quarter of 2014. The spike in spot freight rates for crude tankers benefited the Company’s suezmax and aframax tankers trading on spot and profit sharing arrangements. The product carriers achieved mixed results, with certain of the handysize vessels gaining significant earnings in the spot market. Overall, our product carriers’ average earnings were similar to the 2013 first quarter. The average number of vessels during the first quarter 2014 was 48.0 compared to 46.2 in the first quarter of 2013.

Bunker prices were lower by 8.0% in the first quarter of 2014 compared to the first quarter of 2013. This saving was offset by the increase in the days the vessels were employed in spot voyages by 24%, on which we are responsible for bunkers, and an increase in the volume of bunkers consumed. As a result of the above, the average time charter equivalent rate per vessel increased to $22,750 per day compared to $18,176 per day in the previous year’s first quarter.

The number of days utilized in profit-share arrangements dropped to 790 compared to 1,136 in the first quarter of 2013. The number of days employed on spot and contract of affreightment increased to 1,589 from 1,280, and days that vessels operated in a pool during the first quarter of 2014 were only 90 compared to 184 in the first quarter of 2013.

Operating days on pure time-charter without profit share increased to 1,763 days from 1,475 days between the two first quarters.

Average daily TCE rate earned for the three month periods ended March 31, 2014 and March 31, 2013 were as follows:

	Q1 2014	Q1 2013
	$	$
LNG carrier	80,500	80,500
VLCC	21,000	35,500
Suezmax	27,037	19,493
DP2 Suezmax shuttle	47,000	15,740
Aframax	25,038	15,010
Panamax	13,976	14,749
Handymax	14,502	14,402
Handysize	16,955	17,537

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping industry performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2014	2013
	$’000	$’000
Voyage revenues	130,288	97,693

Less: Voyage Expenses	(34,009)	(24,526)
Add: Representative operating expenses for bare-boat charter ($10,000 daily)	—	900

Time charter equivalent revenues	96,279	74,067

Divided by: net earnings (operating) days	4,232	4,075
Average TCE per vessel per day	22,750	18,176

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the first quarter of 2014 was 98.0% compared to 97.9% for the first quarter of 2013. The days lost in the first quarter of 2014 primarily relate to the dry-docking of Nippon Princess and Salamina and off hire days on Delphi and Sapporo Princess. In the first quarter of 2013, lost days relate to the dry-docking of Triathlon and repositioning voyages in a few other vessels that changed employment.

Commissions

Commissions amounted to $5.0 million, or 3.8% of revenue from vessels, during the quarter ended March 31, 2014, compared to $3.8 million or 3.9% of revenue from vessels, for the quarter ended March 31, 2013. The increase was due to higher voyage revenues, with commission rates remaining at almost the same levels.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Three months ended March 31,		% increase/ (decrease)	Three months ended March 31,		% increase/ (decrease)
	2014	2013		2014	2013
	$ million	$ million		$	$
Bunkering expenses	23.5	17.2	36.7%	14,800	13,440	10.1%
Port and other expenses	10.5	7.3	43.3%	6,603	5,722	15.4%

Total voyage expenses	34.0	24.5	38.7%	21,403	19,162	11.7%
Days on spot and Contract of Affreightment (COA) employment				1,589	1,280	24.1%

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer, or, in the case of vessels in a pool, by the pool operators. Voyage expenses were $34.0 million during the quarter ended March 31, 2014, compared to $24.5 million during the prior year’s first quarter, a 38.7% increase. The total operating days on spot charter and contract of affreightment totaled 1,589 days in the first quarter of 2014 compared to 1,280 days in the first quarter of 2013. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot. The increase in voyage expenses in the first quarter of 2014 compared to the first quarter of 2013 is mainly due to the increase by 24.1% in the number of days the fleet operated in spot and contract of affreightment, and some longer-haul voyages, offset by a decrease in the average cost of bunkers (fuel) purchased for the fleet by 8.0%. The daily bunkering expenses increased due to longer-haul voyages and larger size of vessels on spot in the first quarter of 2014 compared to the first quarter of 2013, which resulted in higher volume of bunkers consumed.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	Q1 2014	Q1 2013	% increase/ (decrease)	Q1 2014	Q1 2013	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	21.9	18.2	20.4%	5,081	4,479	13.4%
Insurances	3.7	3.1	18.5%	847	756	12.0%
Repairs and maintenance, and spares	4.3	4.0	8.9%	1,001	974	2.8%
Stores	2.4	2.1	12.4%	554	523	5.9%
Lubricants	1.4	1.5	(7.8)%	330	379	(13.0)%
Quality and Safety	0.3	0.3	12.1%	73	69	5.3%
Other (taxes, registration fees, communications)	2.4	2.1	14.6%	550	512	8.0%

Total operating expenses	36.4	31.3	16.3%	8,436	7,692	9.7%

Earnings capacity days excluding days on bare-boat charter				4,320	4,071

Vessel operating expenses are borne by the Company for all vessels of the fleet during the first quarters of 2013 and 2014, except for the VLCC Millennium until the expiry of its bare-boat charter in July 2013. Total operating costs were $36.4 million during the quarter ended March 31, 2014 as compared to $31.3 million during quarter ended March 31, 2013, an increase of 16.3%, whereas earnings capacity days increased only by 6.1%. As a percentage of voyage revenues, vessel operating expenses were 28.0% in the first quarter of 2014 and 32.1% in the first quarter of 2013.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses increased to $8,436 for the quarter ended March 31, 2014 from $7,692 for the quarter ended March 31, 2013, a 9.7% increase.

The increase in operating expenses is mostly due to higher crew expenses in the first quarter of 2014 compared to the first quarter of 2013 as a result of wage increases, the employment of more Greek officers, the addition of the two shuttle tankers and a modest increase in crew taxes. A weaker US dollar by 3.8% compared to the prior year first quarter affected negatively crew costs as most of our officers are paid in Euro. Repairs and maintenance costs were higher in the first quarter of 2014, as two vessels underwent dry-dockings compared to only one in the first quarter of 2013. The addition of the shuttle tankers in the fleet since the first quarter of 2013 resulted in higher daily operating expenses as shuttle tankers have higher operating costs compared to conventional tankers. Lubricant costs is the only cost category that was lower since the prior year’s first quarter, as a result of decreased bunker prices between the first quarter of 2014 and the first quarter of 2013. Other operating expenses were higher as a result of increased vessel tonnage taxes.

Depreciation

Depreciation was $23.6 million during the quarter ended March 31, 2014 compared to $22.3 million during the quarter ended March 31, 2013, an increase of 5.9%. This was primarily due to the addition of the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 in the first and second quarter of 2013, respectively.

Amortization of deferred charges

During the quarter ended March 31, 2014, amortization of deferred dry-docking charges was $1.3 million compared to $1.2 million in the prior year’s first quarter. For the most part the total quarterly amortization charge for the respective quarters relate to the same charges for the same vessels.

Impairment

During the first quarter of 2014, vessel values have improved and the Company’s impairment tests did not indicate that an impairment charge was required for any particular vessel at March 31, 2014. At December 31, 2013, it was determined that the carrying value of the vessels Silia T, Triathlon, Delphi and Millennium was in excess of their estimated fair market values and that the vessels would not generate adequate cash flow over their remaining life in excess of their carrying value. As a result, the carrying value of these four vessels, totaling $123,540 was written down to $95,250, based on level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers.

Management fees

Management fees totaled $4.0 million during the quarter ended March 31, 2014, a 2.3% increase over the quarter ended March 31, 2013. The increase is due to the increase of the average number of vessels between the two quarters by the equivalent of 1.8 vessels.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

In the first quarter of 2013, all the fleet, apart from the LNG carrier Neo Energy, was managed by TCM for technical and operational services. From July 30, 2013, the VLCC Millennium and, from September 22, 2013, the suezmax Eurochampion 2014 are managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carrier are $35,000, of which $10,000 are payable to the management company and $25,000 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month and applied from the delivery of the vessels. Since the expiry of the bare-boat charter of the VLCC Millennium in July 2013, management fees are $27,500 per month, of which $13,666 are payable to a third-party manager. Management fees for the suezmax Eurochampion 2004 are $27,500 per month, of which $12,000 are payable to a third party manager, effective September 22, 2013. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.4 million during the quarter ended March 31, 2014 compared to $1.1 million during the previous year’s first quarter, an increase of 22.9% mainly due to increased professional and listing fees.

General and administrative expenses plus the management fees and the stock compensation expense (see below), represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,256 for the first quarter of 2014, compared to $1,220 in the first quarter of 2013. The increase was primarily due to the increased general and administrative expenses.

Gain on sale of vessels

There were no vessel sales during the first quarters of 2014 and 2013.

Operating income

Income from vessel operations was $24.5 million during the first quarter of 2014 compared to $9.7 million during the first quarter of 2013.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended March 31,
	2014	2013
	$ million	$ million
Interest on loans	8.3	8.8
Interest rate swaps cash settlements	1.7	1.9

Total interest	10.0	10.7
Less: Interest capitalized	(0.5)	(0.7)

Interest expense, net	9.5	10.0
Change in fair value of interest rate swaps	(0.7)	(0.8)
Other finance costs	0.7	0.4

Net total	9.5	9.6

Interest and finance costs were $9.5 million for the first quarter of 2014 compared to $9.6 million for the quarter ended March 31, 2013, a decrease of 1.0%. Loan interest in the first quarter 2014 decreased by 5.4% to $8.3 million from $8.8 million in the first quarter of 2013. The average balance of outstanding debt was approximately $1,368 million for the first quarter of 2014 compared to $1,422 million for the previous year’s first quarter. Average loan interest rate decreased slightly to 2.44% from 2.48% in the prior year’s first quarter. Interest paid on both hedging and non-hedging swaps amounted to $1.7 million compared to $1.9 million in the first quarter of 2013. The average all-in loan finance cost in the first quarter of 2014, taking account of net swap interest paid, decreased to 2.95% from 3.03% in the previous year’s first quarter.

There was a positive movement in the fair value (mark-to-market) of non-hedging interest rate swaps net of accrued interest on hedging interest rate swaps, of $0.7 million in the first quarter of 2014, compared to $0.8 million in the first quarter of 2013.

Other finance costs include changes in fair value of non-hedging bunker swaps, bunker swaps cash settlements, amortization of deferred loss on de-designated financial instruments and amortization of loan fees, all with insignificant movements in both the first quarter of 2014 and 2013.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the first quarter of 2014, capitalized interest was $0.5 million, based on installments made for the construction of the nine new-building aframaxes (five of which were ordered in December 2013 and the remaining four in February 2014) and the one LNG carrier under construction, compared to $0.7 million in the previous year’s first quarter, based on installments made for the shuttle tankers Rio 2016 and Brasil 2014, delivered in the first and second quarter of 2013, respectively.

Interest income

Total income derived from bank deposits was $0.1 million during the first quarter of 2014 and 2013. Although cash balances were higher in the first quarter of 2014 compared to the first quarter of 2013, interest rates earned on deposits were lower.

Non-controlling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Loss attributable to the non-controlling interest in the first quarter of 2014 amounted to $0.1 million compared to $0.1 million of income in the first quarter 2013. The decrease was attributable to the extension of the charter party agreements of Maya and Inca at the end of the first quarter of 2013 for a period of three years per vessel, at a lower rate compared to the rate of the expired charter party.

Net income

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended March 31, 2014 was $14.6 million, or $0.19 per share basic and diluted, taking into account the cumulative dividend of $2.1 million on our Preferred Series B and Series C shares, versus a net income of $1.0 million, or $0.02 per share basic and diluted, for the quarter ended March 31, 2013. The weighted average number of shares (diluted) during the first quarter of 2014 was 66,644,613 compared to 56,443,237 during the first quarter of 2013.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2014 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2014, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through March 31, 2015, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) was $46.0 million at March 31, 2014 compared to a negative of $5.3 million, at December 31, 2013. Current assets increased to $270.8 million at March 31, 2014 from $232.5 million at December 31, 2013 mainly due to increased cash in non-restricted cash holdings by $34.1 million as a result of the common stock offering in February 2014, referred to below. Current liabilities decreased to $217.1 million at March 31, 2014 from $228.3 million at December 31, 2013, due mainly to a decrease in trade accounts, payable.

Net cash provided by operating activities was $18.8 million in the quarter ended March 31, 2014 compared to $39.8 million in the previous year’s first quarter. The decrease is mainly due to the reduction in payables mentioned above, as a result of increased payments to creditors and an increase in receivables due to the Company, offset by the increase in revenue (net of voyage expenses) generated by operations.

Net cash used in investing activities was $47.6 million for the quarter ended March 31, 2014, compared to $58.2 million for the quarter ended March 31, 2013. In the first quarter of 2014 there were no vessel acquisitions, whereas in the first quarter of 2013 we paid $49.3 million relative to the acquisition of the DP2 suezmax shuttle tanker Rio 2016. Net funds for improvements on existing vessels amounted to $0.4 million in the first quarter of 2014 compared to $1.4 million in the first quarter of 2013. In the first quarter of 2014, advances for vessels under construction amounted to $47.2 million, compared to $7.4 million in the first quarter of 2013. There were nine aframaxes and one LNG carrier on order as at March 31, 2014 and one DP2 suezmax shuttle tanker and one LNG carrier on order as at March 31, 2013. At March 31, 2014, the remaining yard installments to be paid for the vessels under construction amounted to $587.1 million, all of which we expect to be covered by new debt or additional sources of debt, as described above. In addition, a contract we had for construction of a shuttle tanker has been cancelled and we are currently in discussion with the shipyard regarding the possible substitution of two alternative vessels at delivery dates to be determined. The LNG carrier is expected to be delivered in the first quarter of 2016 and the aframaxes are expected to be delivered at various dates between the second quarter of 2016 and the third quarter of 2017.

Net cash provided by financing activities was $62.9 million in the quarter ended March 31, 2014, compared to $6.6 million during the quarter ended March 31, 2013. In the first quarter of 2014, we raised $82.4 million from an offering of 12,995,000 common shares, completed on February 5, 2014 and $7.2 million under a distribution agency agreement by issuing 1,077,847 common shares. In the first quarter of 2014 there were loan repayments of $25.9 million, whereas in the first quarter of 2013, loan repayments amounted to $31.3 million and there was a prepayment of $20.4 million on sale of La Prudencia, which took place in the fourth quarter of 2012. In March 2013, we drew down an amount of $46.0 million for the financing of Rio 2016.

Total debt outstanding decreased from $1,380.3 million at the beginning of the first quarter 2014 to $1,354.4 million by the quarter end. The debt to capital (equity plus debt) ratio was 55.3% at March 31, 2014 (or 51.2% on a net of cash basis). No new interest rate swaps were arranged during the first quarter. Interest rate swap coverage, including fixed interest loans coverage, on outstanding loans was approximately 24.0%.

On April 29, 2014, the Company completed an offering of 11,000,000 common shares at $7.30 per share for proceeds, net of underwriting commission, of $76.9 million. On May 28, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares, at the same price per share, for $11.5 million.

A dividend of $0.05 per common share outstanding was declared on March 17, 2014 and paid on May 22, 2014, totaling $4.2 million. Also, the Company on May 16, 2014 declared a dividend of $0.05 per common share outstanding, payable on August 14, 2014 to common shareholders of record as of August 11, 2014. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

A dividend of $0.50 per share for the 8.00% Series B Preferred Shares, and a dividend of $0.73958 per share for the 8.875% Series C Preferred Shares, totaling $2.5 million in aggregate, were paid on January 30, 2014. On April 15, 2014 the Company announced a dividend of $0.50 per share for the 8.00% Series B Preferred Shares, payable on April 30, 2014 to preferred Series B shareholders of record April 29, 2014. On the same date, the Company also announced a dividend of $0.55469 per share for the 8.875% Series C Preferred Shares payable on April 30, 2014 to preferred Series C shareholders of record April 25, 2014. Preferred share dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s board of directors.

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of March 31, 2014 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $29.3 million, (ii) the payment of $2.1 million of preference dividends, (iii) the payment of $4.2 million of common dividends, (iv) the issuance of 12,650,000 common shares for net proceeds of $88.4 million under a common stock offering and (v) the increase of our authorized share capital to $200 million, including 185,000,000 common shares, $1.00 par value and 15,000,000 preferred shares, $1.00 par value.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between March 31, 2014 and June 12, 2014.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-Management’s Discussion and Analysis” above, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2013.

	As of March 31, 2014
	Actual	Adjusted
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	$196,331	$249,088
Restricted cash	7,654	7,654

Total cash	$203,985	$256,742

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,354,397	$1,325,061

Stockholders equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding on an actual and on an as adjusted basis	4,000	4,000
Common shares, $1.00 par value; 85,000,000 shares authorized and 72,042,295 shares issued and outstanding on an actual basis; 185,000,000 shares authorized and 84,692,295 shares issued and outstanding on an as adjusted basis	72,042	84,692
Additional paid-in capital	576,159	651,863
Accumulated other comprehensive loss	(7,314)	(7,314)
Retained earnings	439,036	436,377
Non-controlling interest	11,129	11,129

Total stockholders’ equity	1,095,052	1,180,747

Total capitalization	$2,449,449	$2,505,808